Pogo Producing Company LLC

700 Milam, Suite 3100

Houston, TX 77002

November 21, 2007

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Pogo Producing Company
Registration Statement on Form S-3, File No. 333-60800

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Pogo Producing Company LLC (as successor registrant to Pogo Producing Company) (“Pogo”) hereby applies for withdrawal of its Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2001 (File No. 333-60800) (the “Registration Statement”). Pogo is withdrawing the Registration Statement because on July 17, 2007, Pogo entered into that certain Agreement and Plan of Merger, dated as of July 17, 2007, by and among Pogo Producing Company, Plains Exploration & Production Company and Pogo Producing Company LLC (formerly PXP Acquisition LLC) (“Merger Sub”), pursuant to which Pogo Producing Company merged with and into Merger Sub, with Merger Sub surviving.

Pogo has not issued and will not issue any securities under the Registration Statement. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (713) 579-6000 if you have any questions regarding this matter.

Sincerely,

/s/ JOHN F. WOMBWELL

John F. Wombwell

Vice President and Secretary